INVEST IN **RASA**

The first functional coffee alternative: energize with adaptogens, not caffeine!


ORIGINAL
RASA
Superfunctional™
Coffee Alternatives
Adaptogenic
COFFEE ALTERNATIVE
Calm Energy
NET WT. 8 OZ (226g)

wearerasa.com Boulder CO

Food | PBC and B Corps | Female Founder | Social Impact | Health and Fitness

LEAD INVESTOR

Daniel Scrivner Founder & Managing Partner of Blackletter Capital

It's truly an honor to lead this round. While I've invested in more than a hundred early-stage companies, I've never led a round before personally. Why now? Because I believe deeply in what Rasa is building. I love the care and craftsmanship they put into everything that they do. I love their approach to sourcing ingredients and their incredibly high standards. This is a deeply mission and values driven company. Over the years, I've looked at a lot of businesses and teams. And I can tell you that Rasa is special. My wife and I first found Rasa a few years ago on the shelf of our local co-op. Now I drink 2-3 cups a day—typically elderberry, cacao, or super happy sunshine. My energy is smooth throughout the day and I feel more in the flow and relaxed while working. Rasa is building where culture is heading. We are in a period of an "alternatives" explosion. No more almond milk, now it's oat milk. Most people have tried something gluten free. Everywhere you look, we're questioning everything and new players are taking a substantial share of that market. The same thing has been happening with coffee and tea. Every food is becoming a "functional food." Rasa is building right into that trend and they have the best product—bar none. Feedback from customers is insane. The sense of community they've built around their product is powerful. And they're just getting started. This round will enable them to take the incredible focus, craftsmanship, and care that they put into their product into every aspect of their business. To scale into new product lines, introduce more exclusive blends, and take their business to an entirely new level. I believe they can pull it off

Invested $30,000 this round

Highlights

1. ⚡$5M revenue run-rate, >500% YOY subscription growth
2. ⭐4.7 average rating, 10M+ cups sold, 100K customers.
3. 😎Founder on Forbes Next 1000 list, former Sr Advisor @ Richard Branson's Carbon War Room, 1 prior exit
4. 🥾 $10M cumulative revenue, GAAP profitable last year, bootstrapped up to now.
5. ☕Nearly triple-digit YOY growth against gargantuan $465B global coffee market.
6. 📈Aiming to 10x the business over the next five years.
7. 🌿Co-founder is a clinical herbalist, adaptogen expert, & was Sr Herb Buyer @ Celestial Seasonings.
8. 🙌Public Benefit Corp for sustainable supply chain, compostable packaging, & changing lives.

Our Team

Our Team



Lopa Van Der Mersch Founder & CEO

Before founding Rasa, Lopa was a 2x co-founder in sustainable energy (with 1 exit), & spoke to 1,400 people at TEDxBerkeley at age 28. As a mom to 2 young boys, she proves that attachment parenting & being a dynamic CEO are not mutually exclusive.

You could say I had my "own personal 2020" in 2015—we're talking "leaving a cult, death in the family, 2 emergency surgeries, a move across the country, & a huge falling out with my family" levels of stress. And then I had a baby. Most moms drink coffee to get through, but my nervous system was fried and coffee only made it

worse.



Ben LeVine Co-Founder & Chief Herbalist

Before joining us, Ben helped lead Celestial Seasonings botanical sourcing group, buying over 10 million lbs of herbs/year. He has an MSc from Maryland University of Integrative Health & is the creative & scientific genius behind Rasa's formulations.



Ben Lovejoy Creative Director

As a creative pro with >25 years in a range of creative roles—from branding Kion Coffee to owning an SF agency to Executive Creative Director of Gaia—Ben is essential to positioning, strategy, & reach of Rasa's brand. And, he makes us look goooood.



Erik Sirnes General Manager

Erik drives the Rasa bus, supported by his experience in Fortune 100 companies & start-ups that hit 9-digits in 5 years. His MSc in Eng & Mgmt + MBA in Supply Chain Mgmt helps, too! He's a triathlete with a personal goal of climbing Everest by 2030.



Leah Gidwani Operations Director

Formerly an eCommerce Senior Manager at NBCUniversal, Leah brings her razor-sharp mind and experience in forecasting, inventory management and analytics to drive data-based strategic decisions across Rasa's entire organization.



Lenny Chase VP, Head of Marketing

Lenny joins Rasa to drive its next phase of growth. His accomplishments include growing Halo Top to be US's #1 sold pint & $350 million in sales within 2 years, 2x'ing a VC-backed DTC wine company, & launching Plenty ($1B+ vertical farm) into market.

Why Rasa?


Because You Can Do
SO MUCH BETTER
Than Coffee
RASA

Rasa is a Superfunctional morning brew of adaptogens that clears your mind with calm, jitter-free energy, sharpens your focus, and helps you be better at handling stress by balancing your neurochemical and emotional stress response.

It's a robust, delicious, science-backed morning ritual: boom.

Doesn't that sound like a better way to start your day?


Finally–
a coffee alternative that is energizing, nourishing, healthy, sustainable, ethical, transparent, caffeine-free...
and freaking delicious.


What makes Rasa


SuperFunctional?
RASA

The SuperFunctional part of Rasa comes from Adaptogens. Adaptogens energize and nourish, and have been used for millennia to restore balance to the body. More balance means you have more stress resilience, stronger immune system, better libido, sunnier moods, and more energy to be your epic self. Rasa blends pack 1,000-10,000 mg of these amazing herbs per serving.


Adapto-what??
Adaptogens are extremely resilient herbs that live in harsh conditions all over the world, thriving in stressful environments.
These badass herbs help regulate cortisol, saving our energy for when we need it.
They must meet 4 criteria...
1. NONTOXIC: be safe in normal therapeutic doses
2. NONSPECIFIC: help your body holistically resist a wide variety of stressors
3. NORMALIZING: have a balancing effect on overall body function & maintain homeostasis
4. NEUROENDOCRINE: act through the body's main stress systems (HPA or SAS)


"Just Add Caffeine": a Tale of Modern Society's Drug of Choice
RASA

Each day comes with a finite supply of energy, and coffee jolts our systems into motion by blocking adenosine (the chemical that makes you feel sleepy) from binding to receptors. As a result, you don't feel sleepy...until the caffeine wears off (hellloooo afternoon crash!)

Infamously addictive, side effects of caffeine include anxiety, tremors, restlessness, and trouble sleeping.

If you're a caffeine junkie, you're not alone. A staggering 64% of American adults rely on the mean bean to get through their day. But the tides are turning...


Turns out we aren't the only ones worried about too much caffeine.
Google Trends 1 year moving average.
Too much caffeine 242%
Coffee anxiety 341%
Coffee alternative 278%
2010
2021


Flashback: An Ex-Cult Member, a Newborn, and a Fried Nervous System Walk into a Juice Bar...
RASA

After our founder and CEO, Lopa, went through a series of soap opera-worthy events in the year 2015—including leaving a cult, the death of a loved one, emergency surgeries, a cross-country move, and a dramatic falling-out with her family—she was understandably exhausted.

And then she added her first baby to the mix.



"Coffee was a dead end for what I was going through. My nervous system was fried—overstimulated and depleted. Coffee only made it worse. And I tried the available alternatives, but they lacked the delicious flavor, functional benefits, and energy support I craved and knew was possible."

So what's a burned out but remarkably resourceful mom to do when faced with a life without coffee, and without the prospect of a promising alternative?

Create one herself, obvs.

She partnered with an herbalist to create the 12-herb Original blend, and hard-launched Rasa in April 2018.

Under the guidance of our Chief Herbalist and co-founder (who has read over 100 peer-reviewed papers in the formulation process), our line has grown to 9 products: Original, Cacao, Dirty, Bold, Calm, Supper Happy Sunshine, Spicy Rose Cacao, Well, Well, Wellderberry, and our adaptogenic creamer, Créme de la Creamer.




RASA
Bootstrapped in Three
Years to a $5M Run-Rate

From a tired mama elbow-deep blending herbs in her kitchen, to a small team operating out of her garage...to the unstoppable success Rasa is enjoying today, we've proven our appeal and staying power as a functional and nourishing alternative to coffee, in a market craving change. We're ready to help the world

kick their caffeinated habits and cultivate Energy Integrity™ using sustainable, science-backed, adaptogen-based deliciousness.


5-Year Revenue Projections
$50M
$40M
$30M
$20M
$12M
$5M
$0M
2021
2022
2023
2024
2025
2026
Forward-looking projections cannot be guaranteed


Rasa Exists at the
Intersection of
4 Massive Trends

Besides a veritable crapton of hard work, we've had nearly triple-digit YoY growth because we've taken 4 major trends and rolled them into one, in order to take on the behemoth global coffee market. With your support we are confident we can continue this growth.


Adaptogens
$4B market
growing at 8%*
Functional
Beverages
$25B market
growing at 8%**
RASA
Functional
Mushrooms
$121B market
growing at 8%****
Coffee
Alternative
We think it's growing fast
and we're not going to pay
$5k to buy a report just
to put numbers here.***
*Research And Markets Global Adaptogens Market - Forecasts from 2020 to 2025.
**Mordor Intelligence: Functional Mushroom Market - Growth, Trends, COVID-19 Impact, and Forecasts (2021 - 2026).
***We're a bootstrapped business and we make sure every $ counts.
****Research and Markets: Functional Beverages Global Market Report 2021: COVID 19 Growth And Change to 2030.


What's in it?
Our Bountiful Botanical
Supply Chain is Epic

Our tireless commitment to only sourcing the best herbs and mushrooms in ways that empower our growers keeps our supply chain sustainable, ethical, and unparalleled. 48 botanicals sourced from 15 countries makes Rasa's proprietary blends unlike any other product on the market today.


Our Principles.
1. Sustainable Ecosystems: We push ourselves and our industry to protect wild plants and the cultures they come from.

2. **Beyond Organic:** We're fanatical about organic & are building a supply network around Organic, Fair Trade, & soon, Fair Wild.
3. **Direct Trade:** In the long run, building relationships always beats lowest-price buying. We support our supply partners, they support us, & we grow together.
4. **The Potent 4:** 1. Testing. 2. Tasting (every batch!). 3. Research. 4. Geoauthenticity (sourcing herbs from their native habitats) work together to ensure herbal integrity and optimal potency.



Rasa Revitalizes People and Planet


RASA

By striving to source only ethical and sustainable ingredients, and working toward re-investing in our suppliers and their livelihoods, our products have a huge impact on the lives of the hard-working people who nurture and grow their botanicals to be worthy of our exceptional blends.

In service of our values, we have incorporated as a Public Benefit Corporation. As a PBC, we are legally bound to pursue a public benefit above and beyond a pure profit motive. Our stated mission is "Sourcing sustainable herbs from traditional growing regions and promoting quality herbal education.

Impact Driven: Our Current Projects

Jordan's largest date-seed supplier is getting organic certification due to our encouragement & financial support.

Providing support to nascent Canadian rhodiola cultivation. Educating consumers & industry about the untenable sustainability of wild-harvesting.

Spearheading a multi-company, multi-year effort to Fair Wild-certify eleuthero root to **protect wild populations.**

Certified Compostable packaging launching early 2022.


RASA

The People Have Spoken

Fans are absolutely RAVING about the taste and benefits of adding Rasa to their daily routines. With an average 4.7⭐rating, and 10+ million cups served to a steadily growing 100K customer base, Rasa is THE premier coffee alternative (and way to energize!) of the future...

4.7★
Average review

"Life changing"
Our most valued praise

50%
Gross margin after shipping

>100K
Customers

>10M
Cups served

$10M
Cumulative Revenue

Revenue


And it's Not Just
Our Customers

We've been featured in numerous publications (all organic—no PR agency or paid placements!), and we're rapidly expanding our reach beyond our thriving online direct-to-consumer channel. People love us.

We're not the only ones who think we're a big deal.

Forbes OZY heavy. New York DAILY BEAST yahoo/life LIVESTRONG THE/THIRTY

Major grocery chains come to us, instead of the other way around:

WHOLE FOODS MARKET — SPROUTS FARMERS MARKET


Similar Disruptors
Are Cashing In

Satisfying surging consumer demand, functional food and beverage disruptors are earning sky-high valuations.

Comparative Valuations

Hu	The Original Oatly!	Laird Superfood		RASA
$330M exit rumored ~11x revenues	**$13B** IPO at ~27x revenues 66% growth in Q1 Negative (23%) net margin	**$184M** IPO at 10x revenues 35% growth in Q1 Negative (72%) net margin	VS.	**$25M** ~5x run-rate revenues* 93% growth with a positive 3% margin for Q1 2021* *(not audited)

Forward-looking projections cannot be guaranteed

We want to crowd-source this business, not just crowdfund it. We keep our valuation reasonable because we are here to share our future with our community, not extract from our community. We want you to join us and be part of this entrepreneurial ride of a lifetime—having fun, generating impact, and hopefully making fat stacks in the process. 🤑

We invite you to introduce us to influencers online, and B2B clients such as coffee shops, offices, apothecaries, and healthcare practitioners. Vote on our next

seasonal blend, and on our upcoming re-brand. Help us build your business!


Explosive Growth Lies
Ahead for Rasa
RASA

This is only the beginning of our journey to becoming a world-renowned functional coffee alternative & changing the way we energize from depleting to nourishing. We are going to harness the everliving-crap out of our momentum and market Rasa to the world. Your investment dollars are part of a movement that will change how the world relates to energy. Join us!

Downloads

Rasa s story.pdf